U.S. Auto Parts Network, Inc.

17150 South Margay Avenue

Carson, CA 90746

February 7, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Scott Anderegg

Re:	U.S. Auto Parts Network, Inc.
Registration Statement on Form S-1 (File No. 333- 138379)

Acceleration Request

Requested Date:	February 8, 2007
Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, U.S. Auto Parts Network, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-1 (File No. 333- 138379) originally filed with the Commission on November 2, 2006, as amended to date, and the Registrant’s Registration Statement on Form 8-A, effective at the Requested Date and Requested Time set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

U.S. Auto Parts Network, Inc.

By:	/S/ MICHAEL J. MCCLANE
Michael J. McClane
Chief Financial Officer